UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MGT Capital Investments Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

55302P103
(CUSIP Number)

November 16, 2010
(Date of Event Which Requires Filing of this Statement)

Mr. Robert Ladd
Laddcap Value Advisors LLC

335 Madison Avenue Suite 1100
New York, New York 10017
Telephone: (212) 652-3214

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Telephone: (212) 574-1200
Attn: Edward S. Horton
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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1	NAME OF REPORTING PERSONS Laddcap Value Partners LP S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,484,012
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,484,012
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
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1	NAME OF REPORTING PERSONS Laddcap Value Associates LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,484,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,484,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
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1	NAME OF REPORTING PERSONS Laddcap Value Advisors LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,484,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,484,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
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1	NAME OF REPORTING PERSONS Laddcap Value Partners III LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.97%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
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1	NAME OF REPORTING PERSONS Robert Ladd S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 7,984,012
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 7,984,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,484,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
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Explanatory Note

The purpose of this Amendment No. 1 to the Schedule 13D is to report (i) the acquisition by Laddcap Value Partners III LLC ("Laddcap III") of an additional 6,500,000 shares of the Issuer's common stock under the securities purchase agreement dated November 16, 2010 that is referred to in Item 6 of this Amendment No. 1.

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the shares of common stock, par value $0.001 per share (the "Common Shares") of MGT Capital Investments Inc., a Delaware corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is Kensington Centre, 66 Hammersmith Road, London W14 8UD United Kingdom.

Item 2.  Identity and Background

(a)	Name of Person Filing:

This statement is being filed by (i) Laddcap Value Partners LP ("Laddcap") with respect to Common Shares beneficially owned by it; (ii) Laddcap Value Advisors LLC ("LVA") with respect to Common Shares beneficially owned by Laddcap; (iii) Laddcap Value Associates LLC ("LV") with respect to Common Shares beneficially owned by Laddcap, (iv) Laddcap Value Partners III LLC ("LVP") with respect to Common Shares beneficially owned by it; (v) Robert Ladd ("Mr. Ladd") with respect to Common Shares beneficially owned by Laddcap, LVA, LV, LVP and himself.  LVA, LV and LVP disclaim beneficial ownership of the securities covered by this statement.  Mr. Ladd disclaims beneficial ownership of the securities covered by this statement (other than with respect to 500,000 Common Shares owned directly by him).

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Laddcap, LVA, LV, LVP and Mr. Ladd is: c/o Laddcap Value Advisors LLC, 335 Madison Avenue Suite 1100, New York, NY 10017.

(c)	Principal Occupation, Employment or Business:

Mr. Ladd serves as the managing member of LVA, which is the investment advisor of Laddcap.  Mr. Ladd also serves as the managing member of LV which is the general partner of Laddcap.  Laddcap is principally engaged in making investments.  Mr. Ladd serves as the managing member of LVP, which is principally engaged in making investments.

(d)	Convictions or Civil Proceedings:

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers, directors, general partner or managing member of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship:

Each of LVA, LV and LVP is a Delaware limited liability company. Laddcap is a Delaware limited partnership. Mr. Ladd is a citizen of the United States.

SCHEDULE 13D
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Item 3.  Source and Amount of Funds or Other Consideration.

All of the funds used in making the purchases of the Common Shares described in Item 5 of this Schedule 13D/A that may be deemed to beneficially owned by Laddcap, LVA, LV and LVP came from the working capital of Laddcap.  All of the funds used in making the purchases of the Common Shares described in Item 5 of this Schedule 13D/A that may be deemed to be beneficially owned by Mr. Ladd came from his personal funds.

Item 4.  Purpose of the Transaction.

LVP entered into a securities purchase agreement with the Issuer dated November 16, 2010 (the "Securities Purchase Agreement"), which is described in more detail in Item 6 below and the Issuer's Form 8-K that was filed with U.S. Securities and Exchange Commission ("Commission") on November 22, 2010.  In connection with the Securities Purchase Agreement and effective upon its closing, it is expected that Mr. Ladd will be appointed to the Issuer's board of directors and has agreed to serve as the Chief Executive Offer of the Issuer.  The transactions contemplated by the Securities Purchase Agreement remain subject to regulatory approval.

The Reporting Persons have acquired the Common Shares for investment purposes.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire or dispose of the Common Shares, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Shares held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer

The percentages used herein are calculated based upon the 32,550,590 Common Shares issued and outstanding as of August 5, 2010, as reported on the Issuer's quarterly report on Form 10-Q for the period ended June 30, 2010, as filed on August 5, 2010 with the Commission.

(a)
Pursuant to Rule 13d-3 ("Rule 13d-3") of the Exchange Act of 1934, as amended, Mr. Mr. Ladd is the beneficial owner of 8,484,012 Common Shares as of the date hereof (representing approximately 26.1% of the outstanding Common Shares), that includes 1,484,012 Common Shares owned of record by Laddcap, 6,500,000 Common Shares owned of record by LVP and 500,000 Common Shares owned of record by Mr. Ladd.  Mr. Ladd disclaims beneficial ownership of the securities covered by this statement (other than the 500,000 owned by him directly).

Pursuant to Rule 13d-3, each of Laddcap, LVA and LV is the beneficial owner of the 1,484,012 Common Shares as of the date hereof (representing approximately 4.6% of the outstanding Common Shares) that are owned of record by Laddcap.

Pursuant to Rule 13d-3, LVP is the beneficial owner of 6,500,000 Common Shares representing approximately 19.97% of the outstanding Common Shares.

(b)
Each of LVA, LV and Mr. Ladd share the power to vote and direct the disposition of all Common Shares held by Laddcap by virtue of their roles as investment advisor of Laddcap, general partner of Laddcap and managing member of the general partner of Laddcap, respectively.  Mr. Ladd shares the power to vote and direct the disposition of all Common Shares held by LVP by virtue of his role as its managing member.

Laddcap and LVP have the sole power to vote and direct the disposition of all Common Shares held by each of them, respectively. Mr. Ladd has the sole power to vote and direct the disposition of the 500,000 Common Shares held by him.

(c)	Except for the Securities Purchase Agreement described in Item 6, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days.

SCHEDULE 13D
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(d)
Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by such Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, arrangements understandings and relationships with respect to securities of the Issuer

On November 16, 2010, the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") with LVP, which is attached hereto as Exhibit B.  Pursuant to the Securities Purchase Agreement, LVP has agreed to purchase from the Issuer (i) 6,500,000 Common Shares at a purchase price of $0.20 per share, for an aggregate purchase price of $1,300,000; and (ii) a five-year warrant (the "Warrant") to purchase an additional 6,500,000 Common Shares at an exercise price of $0.20 per share, subject to adjustment in certain events.  The Warrant shall be issued on or about November 24, 2010 and is exercisable beginning six (6) months from that issue date and expiring five (5) years from that issue date; provided, however, that the Warrant may not be exercised for a number of Common Shares which would result in the warrant holder owning, directly or indirectly, more than 19.99% of the Common Shares immediately following such exercise.  The closing of the Securities Purchase Agreement and the issuance of the Common Stock and Warrants is subject to regulatory approval. The Warrant contains cashless exercise provisions and standard anti-dilution protection. The Form of Warrant is attached hereto as Exhibit B to the Securities Purchase Agreement.

In addition, the Securities Purchase Agreement contains certain registration rights contained in a registration rights agreement (the "Rights Agreement") with LVP. The terms of the Rights Agreement provide that upon the occurrence of certain events but in no event later than June 30, 2011, LVP can request that the Issuer to file a registration statement with the SEC (the "Registration Statement") to register the shares of Common Stock purchased pursuant to the Securities Purchase Agreement, the Warrant and the shares of common stock underlying the Warrant. The Form of Registration Rights Agreement is attached hereto as Exhibit C to the Securities Purchase Agreement.

Other than the information disclosed herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.       Material to be Filed as Exhibits

Exhibit 1	Schedule 13D Joint Filing Agreement dated as of November 18, 2010 among each Reporting Person.
Exhibit 2	Securities Purchase Agreement dated November 16, 2010.

SCHEDULE 13D
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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2010

LADDCAP VALUE PARTNERS LP

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

LADDCAP VALUE ASSOCIATES LLC

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

LADDCAP VALUE ADVISORS LLC

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

LADDCAP VALUE PARTNERS III LLC

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

/s/ Robert Ladd
Robert Ladd

SCHEDULE 13D
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Exhibit 1

SCHEDULE 13D/A JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D/A (including amendments thereto) to which this joint filing agreement is attached, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 24th day of November, 2010.

LADDCAP VALUE PARTNERS LP

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

LADDCAP VALUE ASSOCIATES LLC

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

LADDCAP VALUE ADVISORS LLC

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

LADDCAP VALUE PARTNERS III LLC

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

/s/ Robert Ladd
Robert Ladd

SK 21760 0001 1148814 v3

Exhibit 2

SECURITIES PURCHASE AGREEMENT DATED NOVEMBER 16, 2010

FORM OF

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "Agreement") is dated as of November 16, 2010, by and between MGT Capital Investments, Inc., a Delaware corporation (the "Company"), and Laddcap Value Partners III, LLC, a Delaware limited liability company, or an Affiliate (defined below) thereof (collectively, the "Purchaser").

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1        Definitions.  In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

"Action" shall have the meaning ascribed to such term in Section 3.1(k).

"Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

"Board of Directors" means the board of directors of the Company.

"Business Day" means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

"Closing" means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

"Closing Date" means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers' obligations to pay the Subscription Amount and (ii) the Company's obligations to deliver the Securities, in each case, have been satisfied or waived, but in no event later than the Drop-Dead Date (defined below).

"Commission" means the United States Securities and Exchange Commission.

"Common Stock" means the common stock of the Company, par value $0.001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

"Common Stock Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

"Disclosure Schedules" means the Disclosure Schedules of the Company delivered concurrently herewith.

"Evaluation Date" shall have the meaning ascribed to such term in Section 3.1(s).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"GAAP" shall have the meaning ascribed to such term in Section 3.1(h).

"Indebtedness" shall have the meaning ascribed to such term in Section 3.1(cc).

"Intellectual Property Rights" shall have the meaning ascribed to such term in Section 3.1(p).

"Liens" means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

"Material Adverse Effect" shall have the meaning assigned to such term in Section 3.1(b).

"Permits" shall have the meaning ascribed to such term in Section 3.1(n).

"Per Share Purchase Price" equals $0.20, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date hereof and before the Closing Date.

"Per Share Exercise Price" equals $0.20, subject to adjustment in the manner set forth in the Warrant.

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened in writing.

"Purchaser Party" shall have the meaning ascribed to such term in Section 4.6.

"Registration Rights Agreement" means the Registration Rights Agreement, dated as of the Closing Date, by and between the Company and the Purchaser, in the form attached hereto as Exhibit C.

"Required Approvals" shall have the meaning ascribed to such term in Section 3.1(e).

"Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"SEC Reports" shall have the meaning ascribed to such term in Section 3.1(h).

"Securities" means the Shares, the Warrants and the Underlying Shares.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Shares" shall have the meaning ascribed to such term in Section 2.1.

"Short Sales" means all "short sales" as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

"Subscription Amount" means One Million Three Hundred Thousand dollars ($1,300,000.00), in United States dollars and in immediately available funds.

"Subsidiary" means any subsidiary of the Company with respect to which the Company owns in excess of 50% of any class of such subsidiary's outstanding securities, and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof, which in each case will be owned by the Company at the Closing.

"Trading Day" means a day on which the principal Trading Market is open for trading.

"Trading Market" means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the OTC Bulletin Board, the OTC QB, the OTC QX, NYSE AMEX, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

"Transaction Documents" means this Agreement, the Warrant, the Registration Rights Agreement and any other documents or agreements executed in connection with the transactions contemplated hereunder.

"Transfer Agent" means Standard Registrar & Transfer, and any successor transfer agent of the Company.

"Underlying Shares" means the shares of Common Stock issuable upon exercise of the Warrant.

"Warrant" means a Warrant issued by the Company in the form attached hereto as Exhibit B.

ARTICLE II

PURCHASE AND SALE

Section 2.1                      Closing.  On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchaser agrees to purchase (a) Six Million Five Hundred Thousand (6,500,000) shares of Common Stock of the Company (the "Shares") at a price per share equal to the Per Share Purchase Price, and (b) a Warrant to purchase Six Million Five Hundred Thousand (6,500,000) shares of Common Stock of the Company at an exercise price per share equal to the Per Share Exercise Price.  The Purchaser shall deliver to the Company, via wire transfer of immediately available funds, an amount equal to the Subscription Amount and the Company shall deliver to the Purchaser the Shares and the Warrant, and the Company and the Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing.  Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, or such other location (including remotely by exchange of electronic or .pdf documents) as the parties shall mutually agree.

Section 2.2                      Deliveries.

(a)           On or prior to the Closing Date, the Company shall deliver or cause to be delivered to the Purchaser the following:

(i)           this Agreement duly executed by the Company;

(ii)           a legal opinion of Company Counsel, substantially in the form of Exhibit A attached hereto;

(iii)           the Registration Rights Agreement, duly executed as of the Closing Date by the Company;

(iv)           a certificate evidencing the Shares, which certificate shall be registered in the name of the Purchaser and shall bear the legend referenced in Section 4.10(b) of this Agreement;

(v)           a copy of irrevocable instructions to the Company's transfer agent instructing the transfer agent to deliver the Shares, registered in the name of the Purchaser;

(vi)           letters of resignation from Tim Paterson-Brown (with respect to his positions as a member of a Board of Directors, Chief Executive Officer of the Company and any other positions that he holds with the Company) and from Sir Christopher Paine with respect to his position as a member of the Board of Directors, in each case effective as of the times contemplated in Sections 2.3(b)(vi) and (vii);

(vii)           a certificate duly executed by an executive officer of the Company, dated as of the Closing Date, certifying as to the matters set forth in Sections 2.3(b)(i) – (xi).

(b)           On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered to the Company the following:

(i)           this Agreement duly executed by such Purchaser; and

(ii)           the Purchaser's Subscription Amount by wire transfer to the account as specified in writing by the Company.

Section 2.3            Closing Conditions.

(a)           The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i)           the accuracy in all material respects on the Closing Date of the representations and warranties of the Purchaser contained herein (except for the representations and warranties that speak as of a specific date, which shall be made as of such date);

(ii)           all obligations, covenants and agreements of the Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii)           the receipt by the Company of a favorable opinion from Broadmark Capital that the transactions contemplated hereby are in the best interests of the shareholders of the Company;

(iv)           the delivery by the Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b)           The obligation of the Purchaser hereunder in connection with the Closing is subject to the following conditions being met:

(i)           the accuracy in all material respects when made and on the Closing Date of the representations and warranties of the Company contained herein (except for the representations and warranties that speak as of a specific date, which shall be made as of such date);

(ii)           all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii)           the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv)           Tim Paterson-Brown shall have resigned from his role as Chief Executive Officer of the Company (and any other executive role in the Company) and as a member of the Board of Directors (in each case, effective as of the Closing), and the Board of Directors shall have appointed Robert B. Ladd as the replacement Chief Executive Officer of the Company;

(v)           the Board of Directors shall have appointed Robert B. Ladd  and Richard Taney to the Board of Directors, immediately prior to such appointment Sir Christopher Paine shall have resigned as a member of the Board of Directors (effective as of the Closing);

(vi)           the Board of Directors shall have elected Richard Taney as Chairman of the Board of Directors;

(vii)           the Company and Tim Paterson-Brown shall have entered into a severance/separation agreement, the terms of which agreement are reasonably satisfactory to the Purchaser;

(viii)           the Purchaser and Tim Paterson-Brown shall have entered into a voting proxy in the form attached hereto as Exhibit D;

(ix)           there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(x)           from the date hereof to the Closing Date, trading in the Common Stock shall not have been suspended by the Commission or the Company's principal Trading Market (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing), and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities which, in the reasonable judgment of the Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1            Representations and Warranties of the Company.  Except as set forth in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules or otherwise referenced in the Disclosure Schedules in such a manner that it is reasonably identifiable to which section such disclosure corresponds, the Company hereby represents and warrants as of the date hereof and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date) to the Purchaser as follows:

(a)           Subsidiaries.  All of the direct and indirect Subsidiaries of the Company, or entities of which the Company owns greater than 50% of the outstanding equity, are as set forth in Section 3.1(a) of the Disclosure Schedule.  The Company owns, directly or indirectly, the amount(s) set forth in Section 3.1(a) of the Disclosure Schedule of capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all such issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, and non-assessable.

(b)           Organization and Qualification.  The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents.  Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a "Material Adverse Effect") and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c)           Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder including, without limitation, the issuance of the Shares and the Underlying Shares.  The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company's stockholders in connection therewith other than in connection with the Required Approvals.  Each Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.
(d)           No Conflicts.  The execution, delivery and performance by the Company of the Transaction Documents, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby to which it is a party do not and will not (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not reasonably be expected to result in a Material Adverse Effect.

(e)           Filings, Consents and Approvals.  The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to Section 4.3 of this Agreement, (ii) the filing with the Commission of a registration statement in accordance with the Registration Rights Agreement, (iii) application(s) to each applicable Trading Market for the listing of the Securities for trading thereon in the time and manner required thereby and (iv) such filings as are required to be made under applicable state securities laws (collectively, the "Required Approvals").

(f)           Issuance of the Securities.  The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company.

(g)           Capitalization.  The capitalization of the Company is as set forth in Section 3.1(g) of the Disclosure Schedule.  The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act.  The Company has authorized and reserved for future issuance to the Purchaser and amount of Common Stock equal to the number of Underlying Shares.  No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents.  There are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents.  The issuance and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  No further approval or authorization of any stockholder, the Board of Directors or others is required for the issuance and sale of the Securities.  There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company's capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's stockholders.

(h)           SEC Reports; Financial Statements.  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "SEC Reports") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i)           Material Changes; Undisclosed Events, Liabilities or Developments.  Except as contemplated by the Transaction Documents, since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and except for this agreement (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans.  The Company does not have pending before the Commission any request for confidential treatment of information.  Except for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective business, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least 1 Trading Day prior to the date that this representation is made.

(j)           No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to exist or occur with respect to the Company, any of the Subsidiaries or their respective business, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise), that (i) would be required to be disclosed by the Company under applicable securities laws on a registration statement filed with the SEC relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced or (ii) could have a Material Adverse Effect.

(k)           Litigation.  There is no action, suit, notice of inquiry, violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an "Action") which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) would, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.  To the knowledge of the Company, there has not been, and there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company.  The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(l)           Labor Relations.  No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company.  None of the Company's or its Subsidiaries' employees is a member of a union that relates to such employee's relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good.  Except as contemplated in Section 2.3(b) of this Agreement, no executive officer (as defined in Rule 501(f) promulgated under the Securities Act) or other key employee of the Company or any of the Subsidiaries has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer's employment with the Company or any such Subsidiary.  No executive officer or other key employee, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer or key employee, to the knowledge of the Company, does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.  The Company and its Subsidiaries are in material compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours.

(m)           Compliance.  Neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or governmental body or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters.

(n)           Regulatory Permits.  The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses ("Permits"), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Permit.

(o)           Title to Assets.  The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties.  Any real property and facilities held under lease by the Company and the Subsidiaries are to their knowledge held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

(p)           Patents and Trademarks.  The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or material for use in connection with their respective businesses as described in the SEC Reports (collectively, the "Intellectual Property Rights").  None of, and neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement.  Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person.  All such Intellectual Property Rights are enforceable and to the knowledge of the Company there is no existing infringement by another Person of any of the Intellectual Property Rights.  The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

(q)           Insurance.  The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage at least equal to the aggregate Subscription Amount.  Neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(r)           Transactions With Affiliates and Employees.  None of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee of the Company has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

(s)           Sarbanes-Oxley; Internal Accounting Controls.  Except as described in the SEC Reports, the Company is in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date.  Except as described in the SEC Reports, the Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  The Company's certifying officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the Company's most recently filed Quarterly Report on Form 10-Q under the Exchange Act (such date, the "Evaluation Date").  The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the Company's internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

(t)           Subsidiary Rights. The Company or one of the Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of the Subsidiaries as owned by the Company or such Subsidiary.

(u)           Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company or any of the Subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed or that otherwise could be reasonably likely to have a Material Adverse Effect. Confirm.

(v)           Certain Fees.  No brokerage or finder's fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents.  The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(w)           Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

(x)           Registration Rights.  Other than the rights of the Purchaser under the Registration Rights Agreement, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

(y)           Listing and Maintenance Requirements.  The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to terminate, or which to its knowledge is likely to have the effect of terminating, the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration.  The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.  The Company has not received any notice of deficiency from the exchange on which its Common Stock is listed, nor is it aware of any violations of any listing requirements in respect of the rules of such exchange.

(z)           Application of Takeover Protections.  The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's certificate of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company's issuance of the Securities and the Purchasers' ownership of the Securities.

(aa)           Disclosure.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information  The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company.  All of the disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company, its business and the transactions contemplated hereby, including this Agreement, the Disclosure Schedules to this Agreement and any certificate furnished in connection herewith, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(bb)           No Integrated Offering. Assuming the accuracy of the Purchasers' representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(cc)           Solvency.  Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (i) the fair saleable value of the Company's assets exceeds the amount that will be required to be paid on or in respect of the Company's existing debts and other liabilities (including known contingent liabilities) as they mature, and (ii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid.  The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).  The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within 6 months from the Closing Date.  Section 3.1(cc) of the Disclosure Schedule sets forth as of the date hereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments.  For the purposes of this Agreement, "Indebtedness" means (x) any liabilities for borrowed money or amounts owed in excess of $75,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company's balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $75,000 due under leases required to be capitalized in accordance with GAAP.  Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(dd)           Tax Status.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary (i) has made or filed all United States federal and state income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction.

(ee)           Foreign Corrupt Practices.  To the knowledge of the Company, neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

(ff)           Accountants.  The Company's accounting firm is EisnerAmper LLP.  To the knowledge and belief of the Company, such accounting firm is a registered public accounting firm as required by the Exchange Act.

(gg)           Purchasers' Purchase of Securities.  The Purchaser is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated thereby.  The Purchaser is not acting as a financial advisor to the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by the Purchaser or any of its respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchaser's purchase of the Securities.  The Company's decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(hh)           Regulation M Compliance.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Company's placement agent in connection with the placement of the Securities.

(ii)           Office of Foreign Assets Control.  Neither the Company nor, to the Company's knowledge, any director, officer, agent, employee or affiliate of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC").

(jj)           U.S. Real Property Holding Corporation.  The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Purchaser's request.

(kk)           Bank Holding Company Act.  Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA") and to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve").  Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.  Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(ll)           Money Laundering.  The operations of the Company are in material compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(mm)           Environmental Matters. Except as disclosed in the SEC Reports, to the knowledge of the Company, neither the Company nor any of its Subsidiaries (i) is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "Environmental Laws"), (ii) is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or (iii) is subject to any claim relating to any Environmental Laws; in each case, which violation, contamination, liability or claim has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and, to the Company's Knowledge, there is no pending or threatened investigation that might lead to such a claim.

(nn)           Application of Anti-Takeover Provisions.  There is no control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's Certificate of Incorporation (or similar charter documents) or applicable law that would become applicable to the Purchaser as a result of the issuance of the Securities.

(oo)           Shell Company.  The Company is not now and has not been, at any time during the past three (3) years, a shell company as defined by Rule 405 of the Securities Act and has never been an issuer subject to Rule 144(i) under the Securities Act.

Section 3.2                      Representations and Warranties of the Purchasers.  The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date) to the Company as follows:

(a)           Organization; Authority.  The Purchaser is either an individual or an entity which one? duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate, partnership or limited liability company power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser.  Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)           Understandings or Arrangements.  The Purchaser is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting the Purchaser's right to sell the Securities pursuant to a registration statement or otherwise in compliance with applicable federal and state securities laws).  Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

(c)           Purchaser Status.  At the time the Purchaser was offered the Securities, it was, and as of the date hereof it is either: (i) an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a "qualified institutional buyer" as defined in Rule 144A(a) under the Securities Act.  The Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

(d)           Experience of the Purchaser.  The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.  The Company has provided the Purchaser with access to the Company and its books and records, and the Purchaser has had the opportunity to ask questions of the Company and, as of the date hereof, has received any information that it has requested from the Company.

(e)           Certain Transactions and Confidentiality.  Other than consummating the transactions contemplated hereunder, and otherwise disclosed in its SEC filings, the Purchaser or any of Affiliate, has not, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing August 1, 2010 and ending the latter of (i) immediately prior to the execution hereof or the (ii) the date on which the Company publicly announces the transactions contemplated by this Agreement.  Other than to other Persons party to this Agreement, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

(f)           Certain Fees.  To the knowledge of the Purchaser, no brokerage or finder's fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents.

The Company acknowledges and agrees that the representations contained in Section 3.2 shall not modify, amend or affect such Purchaser's right to rely on the Company's representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transaction contemplated hereby.  The Purchaser hereby further represents and warrants that, as of the date hereof, it does not have any actual knowledge of any inaccuracy of the representations and warranties of the Company set forth in Section 3.1.

ARTICLE IV

OTHER AGREEMENTS OF THE PARTIES

Section 4.1           Furnishing of Information.  Until the time that the Purchaser no longer owns any of the Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act so long as the Company is then subject to the reporting requirements of the Exchange Act.  As long as the Purchaser owns Securities, if the Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to the Purchasers and make publicly available in accordance with Rule 144(c) such information as is required for the Purchasers to sell the Securities, including without limitation, under Rule 144. The Company further covenants that it will take such further action as any holder of Securities may reasonably request, to the extent required from time to time to enable such Person to sell such Securities without registration under the Securities Act, including without limitation, within the requirements of the exemption provided by Rule 144.

Section 4.2            Integration.  The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

Section 4.3            Securities Laws Disclosure; Publicity.  The Company shall, during or prior to the Trading Day immediately following the second business day following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby, and issue a Current Report on Form 8-K (which shall include this Agreement as an exhibit thereto) disclosing the material terms of the transactions contemplated hereby, and including the Transaction Documents as exhibits thereto within the time required by the Exchange Act.  From and after the issuance of such press release, the Company shall have publicly disclosed all material, non-public information delivered to the Purchaser by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. The Company and the Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of the Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.

Section 4.4            Use of Proceeds.  The Company shall use the net proceeds from the sale of the Securities for general working capital purposes, and shall not use such proceeds for: (a) the satisfaction of any portion of the Company's debt (other than payment of trade payables in the ordinary course of the Company's business and prior practices), (b) the redemption of any Common Stock or Common Stock Equivalents or (c) the settlement of any outstanding litigation or (d) in violation of the FCPA or OFAC regulations.

Section 4.5            Indemnification of Purchasers.  Subject to the provisions of this Section 4.6, the Company will indemnify and hold the Purchaser and its shareholders, members, partners, directors, managers, officers, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the shareholders, members, partners, directors, managers, officers, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a "Purchaser Party") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against a Purchaser in any capacity, or any of them or their respective Affiliates, by any stockholder of the Company who is not an Affiliate of such Purchaser, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a breach of the Purchaser's representations, warranties or covenants under the Transaction Documents or any agreements or understandings the Purchaser may have with any such stockholder or any violations by the Purchaser of state or federal securities laws or any conduct by the Purchaser which constitutes fraud, gross negligence, willful misconduct or malfeasance).  If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party (in this regard, Gersten Savage shall be deemed to be reasonably acceptable to Purchaser).  Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel.  The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company's prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent, that a loss, claim, damage or liability is attributable to any Purchaser Party's breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 4.6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received. The indemnity agreements contained herein shall not be an exclusive remedy but shall be in addition to any cause of action or similar right in law or in equity of any Purchaser Party against the Company or others, and (y) any liabilities the Company may be subject to pursuant to law.

Section 4.6                      Listing of Common Stock. The Company hereby agrees to use commercially reasonable efforts to maintain the listing or quotation of the Common Stock on the Trading Market on which it is currently listed, and concurrently with the Closing, the Company shall apply to list or quote all of the Shares and the Underlying Shares (when applicable) on such Trading Market and promptly secure the listing of all of the Shares and the Underlying Shares (when applicable) on such Trading Market. The Company further agrees, if the Company applies to have the Common Stock traded on any other Trading Market, it will then include in such application all of the Shares and Underlying Shares, and will take such other action as is reasonably necessary to cause all of the Shares and Underlying Shares to be listed or quoted on such other Trading Market as promptly as possible.  The Company will then take all action reasonably necessary to continue the listing and trading of its Common Stock on a Trading Market and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the Trading Market.

Section 4.7            Reservation of Shares of Common Stock.  From the date hereof to the date on which the Purchaser has exercised its rights in full under the Warrant, the Company shall reserve for issuance to the Purchaser a number of shares of Common Stock at least equal to the number of Underlying Shares.

Section 4.8            Certain Transactions and Confidentiality. The Purchaser covenants that neither it nor any Affiliate or any other Person acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company's securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3.  The Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.3, the Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Disclosure Schedules.  Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company has been informed that (i) the Purchaser does not make any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3, (ii) the Purchaser shall not be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3, and (iii) Purchaser shall not have any duty of confidentiality to the Company or its Subsidiaries after the issuance of the initial press release as described in Section 4.3.

Section 4.9            Transfers; Legend.

(a)           Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of the Securities other than pursuant to an effective registration statement, to the Company, to an Affiliate of an Purchaser or in connection with a pledge as contemplated in Section 4.10(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act

(b)           Certificates evidencing the Shares and the Underlying Shares will contain the following legend, until such time as they are not required under Section 4.10(c):

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES IN ACCORDANCE WITH APPLICABLE LAW.

The Company has been informed that the Purchaser may from time to time pledge, and/or grant a security interest in some or all of the Securities pursuant to a bona fide margin agreement in connection with a bona fide margin account and, if required under the terms of such agreement or account, the Purchaser may transfer pledged or secured Securities to the pledgees or secured parties in accordance with applicable law. Such a pledge or transfer would not be subject to approval or consent of the Company and no legal opinion of legal counsel to the pledgee, secured party or pledgor shall be required in connection with the pledge, but such legal opinion may be required in connection with a subsequent transfer following default by the Purchaser transferee of the pledge. No notice shall be required of such pledge. At the Purchaser's expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities. Except as otherwise provided in Section 4.10(c), any Securities subject to a pledge or security interest as contemplated by this Section 4.10(b) shall continue to bear the legend set forth in Section 4.1(b) and be subject to the restrictions on transfer set forth in Section 4.10(a).

(c)           Certificates evidencing Securities shall not contain any legend (including the legend set forth in Section 4.1(b)): (i) following a sale or transfer of such Securities pursuant to an effective registration statement (including a Registration Statement), or (ii) following a sale or transfer of such Shares pursuant to Rule 144 (assuming the transferee is not an Affiliate of the Company), or (iii) while such Securities are eligible for sale without volume limitations pursuant to Rule 144.  If the Purchaser shall make a sale or transfer of Securities either (x) pursuant to Rule 144 or (y) pursuant to a registration statement and in each case shall have delivered to the Company or the Company's transfer agent the certificate representing Securities containing a restrictive legend which are the subject of such sale or transfer and a representation letter in customary form.

Section 4.10          Restriction on trading in the Company's Securities

For the period from the date hereof to the Closing Date, it is understood and acknowledged by the Purchaser that: (i) each of the Purchaser and its Affiliates  has been asked by the Company to agree, and the Purchaser (on behalf of its self and its Affiliates) has agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or "derivative" securities based on securities issued by the Company; (ii) the Purchaser has agreed to desist from future open market or other transactions by the Purchaser, specifically including, without limitation, Short Sales or "derivative" transactions, before or after the closing of this private placement transactions; (iii) the Purchaser, and counter-parties in "derivative" transactions to which the Purchaser is a party, directly or indirectly, presently may not have a "short" position in the Common Stock, and (iv) the Purchaser shall not have any affiliation with or control over any arm's length counter-party in any "derivative" transaction.

Section 4.11          Cooperation of the Parties.

Each of the Company (subject to its exercise of the fiduciary duties owned to its shareholders) and the Purchaser agree that they will use their commercially reasonable efforts to close the transaction contemplated hereby by the Closing Date.  The Company and the Purchaser further agree that they shall each provide reasonable cooperation to the other party for all necessary filings made by the Company and/or the Purchaser incident to the transactions contemplated hereby, whether before or after the Closing Date.

ARTICLE V

MISCELLANEOUS

Section 5.1            Termination.  This Agreement may be terminated by either the Company or the Purchaser by written notice to the other party if the Closing has not been consummated on or before December 31, 2010 (the "Drop-Dead Date"); provided, however, that no such termination will affect the right of any party to sue for any breach by the other party.  Subject to Section 4.11, the Company may terminate this Agreement prior to the Drop-Dead Date if (and only if) the Company receives a bonafide, written offer for a transaction at least as favorable to the Company, and on terms more favorable to the Company, as the transaction contemplated hereby (collectively, the "Company Termination Option").  In the event that the Company Termination Option has not be exercised by the Drop-Dead Date, the Company's right to exercise the Company Termination Option shall expire in its entirety, without regard to whether the Closing has (or has not) occurred by such date.

Section 5.2            Fees and Expenses.  Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement, provided, however, that, in the event that the Closing has not occurred on or before the Drop-Dead Date, unless such Closing has not occurred because of a breach by the Purchaser of its obligations under this Agreement, the Company shall reimburse the Purchaser for all of their reasonable out-of-pocket expenses (including reasonable legal fees) up to a maximum of $35,000.  The Company shall pay all Transfer Agent fees and stamp taxes levied in connection with the delivery of any Securities to the Purchasers.

Section 5.3            Entire Agreement.  The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

Section 5.4            Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages attached hereto.

Section 5.5            Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

Section 5.6            Headings.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 5.7           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser.  The Purchaser may assign any or all of its rights under this Agreement to any Person to whom the Purchaser assigns or transfers any Securities.

Section 5.8           No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.6.

Section 5.9           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.6, the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

Section 5.10          WAIVER OF JURY TRIAL.  IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

Section 5.11          Survival.  The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

Section 5.12         Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

Section 5.13         Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

Section 5.14          Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, in the event that the Company or the Purchaser has materially breached any of its representations or warranties contained herein, then the Purchaser or the Company, as the case may be, may rescind or withdraw, in its sole discretion upon written notice to the other party, the transactions contemplated by this Agreement.

Section 5.15          Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction.  The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

Section 5.16          Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

Section 5.17          Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

Section 5.18         Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto. In addition, each and every reference to share prices and shares of Common Stock in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

MGT CAPITAL INVESTMENTS, INC.

By:
Name:
Title:

By:
Name:
Title:

LADDCAP VALUE PARTNERS III LLC

By:
Name:
Title:

Exhibit A

Form of Opinion

Exhibit B

Form of Warrant

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE.  THE SECURITIES REPRESENTED HEREBY ARE RESTRICTED AND MAY NOT BE SOLD, OFFERED FOR SALE, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF, UNLESS REGISTERED PURSUANT TO THE PROVISIONS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE COMPANY, IS OBTAINED STATING THAT SUCH DISPOSITION IS IN COMPLIANCE WITH AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION.

MGT CAPITAL INVESTMENTS, INC.

(Organized under the laws of the State of Delaware)

WARRANT

THIS WARRANT (the "Warrant") certifies that, for value received, Laddcap Value Partners III, LLC, or its permitted assigns (and each permitted transferee, hereinafter called the "Warrantholder"), is entitled, subject to the terms and conditions hereinafter set forth, to purchase from MGT Capital Investments, Inc., a Delaware corporation (together with its successors, the "Company"), at the times and under the circumstances set forth below in Section 1, the Shares (defined below) at an exercise price per Share equal to the Exercise Price (defined below).  This Warrant is issued on [__________________  , 2010] (the "Issue Date"), and shall remain outstanding and exercisable until the date that is five (5) years from the Issue Date (the "Expiration Date"). Capitalized terms which have not been defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement, dated as of November 16, 2010, by and between the Company and the Warrantholder (the "Securities Purchase Agreement").

1.           Terms and Exercise of Warrant.

(a)           Exercise Period.  Subject to the terms and conditions of this Warrant, the Warrantholder shall have the right, at any time, or from time to time, during the period commencing on the date that is six (6) months from the Issue Date and expiring on the Expiration Date, to purchase from the Company up to Six Million Five Hundred Thousand (6,500,000) shares of Common Stock of the Company (the "Shares").

(b)           Method of Exercise.  This Warrant shall be exercised, in whole or in part, by surrender to the Company, at its address in Section 8 hereof, or at such other address as the Company may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company or such other address as the Warrantholder may designate in writing, of this Warrant together with the form of Election to Purchase, included as Exhibit A hereto, duly completed and signed, and upon payment to the Company of the Exercise Price (as defined in Section 2 below), for the number of Shares with respect to which this Warrant is then exercised.  Payment of the aggregate Exercise Price shall be payable to the Company at the Warrantholder's election:  (i) by wire transfer, in cash or by certified check or cashier's check, payable to the order of the Company, (ii) by "cashless exercise" in accordance with the provisions of Section 1(c) below, or (iii) by a combination of the foregoing methods of payment selected by the Warrantholder.  The Company shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of Shares on exercise of this Warrant, but in no event shall the Company be responsible or liable for income taxes or transfer taxes upon the issuance or transfer of the Warrant or the Shares to a third party.  Subject to applicable law, upon the issuance of the Shares, the Company shall deliver to the Warrantholder a certificate evidencing the Share, which certificate shall be registered in the name of the Purchaser and shall bear the legend referenced in Section 9(d) of this Agreement.

(c)           Cashless Exercise.  Notwithstanding any provisions herein to the contrary, if the fair market value of one Share of the Company is greater than the Exercise Price (as defined in Section 2 below) at the date of such calculation as set forth below, in lieu of exercising this Warrant by payment of cash, the Warrantholder may elect to receive Shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with an executed Cashless Exercise Form in the form attached hereto as Exhibit B in which event the Company shall issue to the Warrantholder a number of Shares computed using the following formula:

X = Y (A-B)
A

Where X =	the number of Shares to be issued to the Warrantholder

Y =	the number of Shares purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)

A =	the fair market value of one Share of the Company (at the date of such calculation)

B =	Exercise Price (as adjusted to the date of such calculation)

For purposes of this Warrant, the fair market value will be determined by, if the Company's Common Stock trades on an exchange, the ten (10) trading day volume-weighted average price of the Company's Common Stock (the "VWAP") or, if the Company's Common Stock no longer trades on an exchange, the agreement of the Warrantholder and the Company or, if no such agreement can be reached within thirty (30) days, by an independent valuation firm jointly selected by the Warrantholder and the Company, the expense of which to be shared equally by the Warrantholder and the Company (to be initially paid by the Company, if required by the valuation firm).

(d)           Limitation on Exercise.  Notwithstanding any other provision of this Warrant, the Warrantholder may not exercise this Warrant for a number of Shares which would result in the Warrantholder, directly or indirectly, holding, beneficially owning or controlling or directing more than 24.99% of the fully-diluted issued and outstanding Shares of the Company immediately following such exercise.  In the event that the Warrantholder is so restricted from exercising some this Warrant at a particular time, Warrantholder shall retain the right to exercise the Warrant at a later date(s), until the Expiration Date, if such exercise does not result in the Warrantholder, directly or indirectly, holding, beneficially owning or controlling or directing more than 24.99% of the fully-diluted issued and outstanding Shares of the Company

(e)           Partial Exercise.  In the event this Warrant is exercised in part only, upon such exercise the Company shall execute and deliver to the Warrantholder, at the expense of the Company, a new Warrant covering the number of Shares with respect to which this Warrant has not been exercised.

(f)           Issuance of Shares Upon Exercise.  Upon such surrender of this Warrant and payment of such Exercise Price as aforesaid, the Warrantholder shall be deemed to have become a holder of such Shares as of the close of business on the date of such surrender and payment.

(g)           Reservation of Shares.  The Company will at all times reserve for issuance and delivery upon exercise of this Warrant all Shares (or other securities) from time to time receivable upon exercise of this Warrant.  All such Shares (and other securities) shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and non-assessable and free of all encumbrances.

2.           Exercise Price.

The price per Share at which each Share shall be purchasable on the exercise of this Warrant shall be Twenty Cents ($0.20) per Share, subject to adjustment pursuant to Section 3 hereof (originally and as adjusted, the "Exercise Price").

3.           Adjustment of Exercise Price and Number.

The Shares issuable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the happening of certain events, as follows:

(a)           Merger.  If at any time there shall be a merger or consolidation of the Company with or into another entity when the Company is not the surviving entity, then, as part of such merger or consolidation, lawful provision shall be made so that the Warrantholder shall thereafter be entitled to receive upon exercise of rights herein granted, during the period specified herein and upon payment of the aggregate Exercise Price, the number of shares of stock, membership interests or other securities or property of the successor corporation resulting from such merger or consolidation, to which a holder of the Shares deliverable upon exercise of the rights granted in this Warrant would have been entitled in such merger or consolidation if such rights had been exercised immediately before such merger or consolidation.  In any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Warrantholder after the merger or consolidation and, in the case of any dispute regarding said rights, the interests of the parties shall weigh in favor of the Warrantholder.  The Company will not effect any such merger or consolidation unless, prior to the consummation thereof, the successor corporation shall assume, by written instrument reasonably satisfactory in form and substance to the Warrantholder, the obligations of the Company under this Warrant.

(b)           Reclassification, Etc.  If the Company at any time shall, by combination or reclassification of securities or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such combination, reclassification or other change.

(c)           Splits, Subdivisions, Extraordinary Dividends or Combination.  If the Company at any time shall combine, split or reverse split its Shares, the Exercise Price shall be proportionately adjusted and the number of Warrant Shares issuable pursuant to this Warrant shall be proportionately adjusted.

(d)           Anti-Dilution Protection.  In the event the Company shall at any time after the Issue Date issue Additional Shares (defined below) without consideration or for consideration per Share less than Exercise Price, then the Exercise Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined in accordance with the following formula:

CP2 = CP1*  (A + B) ÷ (A + C)

Upon each adjustment of the Exercise Price pursuant to this Section 3(d), the Warrantholder shall be entitled to purchase, at the Exercise Price in effect after such adjustment, a number of Shares equal to the amount obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Shares issuable upon exercise of such Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

For purposes of this Section 3(d), the following definitions shall apply:

(A)           "CP2" shall mean the Exercise Price in effect immediately after such issue of Additional Shares.

(B)           "CP1" shall mean the Exercise Price in effect immediately prior to such issue of Additional Shares.

(C)           "A" shall mean the number of Shares outstanding immediately prior to such issue of Additional Shares (treating for this purpose as outstanding all Shares issuable upon exercise of any options, warrants or other instruments convertible into Shares outstanding immediately prior to such issue (including this Warrant)).

(D)           "B" shall mean the number of Additional Shares that would have been issued if such Additional Shares had been issued at a price per Additional Shares equal to the Exercise Price.

(E)           "C" shall mean actual the number of such Additional Shares issued in such transaction.

(F)           "Additional Shares" means additional Shares issued by the Company after the Issue Date other than (a) Shares issued upon the exercise of the Warrant, (b) Shares issued under a stock option plan approved by the Company's stockholders, and (c) Shares issued pursuant to any stock split, reclassification or other transaction pursuant to which the Warrantholder is entitled to anti-dilution adjustment under any other provision of this Section 3.

(e)           Other Changes.  If any other event occurs as to which the other provisions of this Section 3 are not strictly applicable or if strictly applicable, would not fairly protect the rights of the Warrantholder in accordance with such provisions, then the Company shall make an adjustment in the number of and class of Shares (or other securities) issuable upon exercise of this Warrant, the Exercise Price or the application of such provisions, so as to protect such rights as aforesaid.  The adjustment shall be such as will give the Warrantholder upon exercise for the same aggregate Exercise Price the total number, class and kind of Shares (or other securities) as the Warrantholder would have owned had the Warrant been exercised prior to the event and had the Warrantholder continued to hold Shares issued upon such exercise until after the event requiring adjustment.

(f)           Notice of Adjustments; Notices.  Whenever the Exercise Price or number of Shares purchasable hereunder shall be adjusted, the Company shall issue a certificate signed by a manager or officer of the Company setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Exercise Price and number of Shares purchasable hereunder after giving effect to such adjustment, and shall cause a copy of such certificate to be mailed (by first class mail, postage prepaid) to the Warrantholder.

(g)           Notice of Corporate Events.  If the Company (i) shall take a record of the holders of its Shares (or other securities) for the purpose of entitling them to receive any dividend or other distribution of cash, securities or other property in respect of its Shares (or other securities), including without limitation granting any rights or warrants to subscribe for, purchase or otherwise acquire any Shares (or other securities); (ii) authorizes or approves any (a) capital reorganization of the Company, (b) any reclassification of the Shares (or other securities) of the Company, (c) any consolidation or merger of the Company with or into another company or corporation, (d) any sale of all or substantially all of its assets in one or a series of related transactions or (e) any tender offer or exchange offer pursuant to which holders of Shares are permitted to tender or exchange their Shares for other securities, cash or property or (iii) authorizes the voluntary dissolution, liquidation or winding up of the Company, then in each case, the Company shall mail or cause to be mailed to each Warrantholder a notice describing the material terms and conditions of such transaction at least twenty (20) calendar days prior to the applicable record or effective date on which a person would need to hold Shares (or other securities) in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Warrantholder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the company action required to be described in such notice.

(h)           No Change of Warrant Necessary.  Irrespective of any adjustment in the Exercise Price or in the number or kind of securities issuable upon exercise of the Warrant, unless the Warrantholder otherwise requests, this Warrant may continue to express the same Exercise Price and number and kind of Shares as are stated in this Warrant as initially executed.

4.           Registration Rights.  The Company agrees to abide by the terms of the Registration Rights Agreement, dated as of [_____________________], between the Company and the Warrantholder.

5.           Fractional Shares.

No fractional Shares shall be issuable upon exercise of this Warrant.  In the case that, pursuant to Section 3 above, the number of Shares issuable upon exercise of this Warrant equals a fraction of any one Share, the number of Shares to be issued shall be rounded up to the nearest whole Share.

6.           No Rights as a Member.

Nothing contained in this Warrant shall be construed as conferring upon the Warrantholder any rights as a member of the Company, either at law or in equity, including the right to vote, receive distributions and allocations, consent or receive notices as a member with respect to any meeting of members or for any other matter.

7.           Transfers.

Subject to the provisions of the Securities Purchase Agreement and applicable law, the Warrant and any related rights hereunder may be sold, transferred, pledged, assigned or otherwise disposed of, in whole or in part, to any person without the consent of the Company.  Upon surrender of the Warrant to the Company with the Assignment Form annexed hereto as Exhibit C duly executed, and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment (and, in the case of a partial assignment, the Company shall also deliver a new Warrant to the Warrantholder for the remaining Shares).  All Warrants issued on transfers or exchanges shall be identical with this Warrant except as to the name of the Warrantholder and the number of Shares issuable pursuant thereto.

8.           Notices.

Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the second (2nd) trading day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or upon actual receipt by the party to whom such notice is required to be given.

9.           Warrantholder Representations.  The Warrantholder hereby represents and warrants to the Company, as follows:

(a)           Accredited Investor.  The Warrantholder is an "accredited investor" as that term is defined in rule 501(a) of Regulation D under the Securities Act.

(b)           Acquisition of Warrant for Personal Account; Financial Risk.  The Warrantholder is acquiring this Warrant (and the Shares issuable upon exercise hereof) solely for its own account for investment purposes and not with a view toward or for sale or distribution of this Warrant, the Shares or any part thereof; provided, however, that by making the representation herein, the Warrantholder does not agree to hold the Warrant or Shares for any minimum or other specific term and reserves the right to dispose of the Warrant or the Shares at any time in accordance with federal and state securities laws applicable to such disposition.  The Warrantholder has such knowledge and experience in financial and business matters, or the Warrantholder's professional advisors who are not affiliated with and who are not compensated by the Company, have such knowledge and experience in financial or business matters, as to be capable of evaluating the merits and risks of its investment and of protecting its own interests in connection with the transaction, and has the ability to bear the economic risk of its investment and can afford a complete loss of the Warrantholder's investment.

(c)           Securities Are Not Registered

(i)           The Warrantholder understands that the Warrant and the Shares have not been registered under the Securities Act on the basis that no distribution or public offering of the securities of the Company is to be effected by the issuance of this Warrant.  The Warrantholder realizes that the basis for the exemption may not be present if, notwithstanding its representations, the Warrantholder has a present intention of acquiring the securities for a fixed or determinable period in the future, selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the securities. The Warrantholder has no such present intention.

(ii)           The Warrantholder recognizes that the Warrant and the Shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available.  The Warrantholder recognizes that the Company has no obligation hereunder to register the offer or sale of this Warrant or the Shares.

(iii)           The Warrantholder is aware that neither the Warrant nor the Shares may be sold pursuant to Rule 144 under the Securities Act unless certain conditions are met.

(d)           Restrictive Legend.  The Warrantholder understands and agrees that all certificates evidencing the Shares (if any) issuable upon exercise of this Warrant shall bear a restrictive legend in substantially the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

10.           General Provisions.

(a)           Successors and Assigns.  This Warrant may not be assigned by the Company without the prior, written consent of the Warrantholder.  Subject to the provisions of the Securities Purchase Agreement, the Warrantholder may assign the Warrant at any time without restriction (subject to its compliance with applicable securities laws).  All the covenants and provisions of this Warrant shall bind and inure to the benefit of the respective executors, administrators, successors and permitted assigns of the Warrantholder and the Company.

(b)           Amendment.  This Warrant may only be modified or amended by a writing signed by the Company and the Warrantholder.

(c)           Choice of Law.  This Warrant and the rights of the parties hereunder shall be governed by and construed in accordance with the laws of the State of New York, including all matters of construction, validity, performance, and enforcement, and without giving effect to the principles of conflicts of laws.

(d)           Entire Agreement.  Except as provided herein, this Warrant, including exhibits, contains the entire agreement of the parties, and supersedes all existing negotiations, representations or agreements and other oral, written, or other communications between them concerning the subject matter of this Warrant.

(e)           Severability.  If any provision of this Warrant is unenforceable, invalid, or violates applicable law, such provision shall be deemed stricken and shall not affect the enforceability of any other provisions of this Warrant.

(f)           Captions.  The captions in this Warrant are inserted only as a matter of convenience and for reference and shall not be deemed to define, limit, enlarge, or describe the scope of this Warrant or the relationship of the parties, and shall not affect this Warrant or the construction of any provisions herein.

(g)           Lost Warrant.  The Company covenants to the Warrantholder that, upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, the Company will make and deliver a new Warrant of like tenor, in lieu of the lost, stolen, destroyed or mutilated document.

(h)           Further Assurances.  Each of the parties shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations or other actions by, or giving any notices to, or making any filings with, any governmental authority or any other person, and otherwise fulfilling, or causing the fulfillment of, the various obligations made herein) as may be reasonably required or desirable to carry out or to perform the provisions of this Warrant and to consummate and make effective as promptly as possible the transactions contemplated by this Warrant.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of the date first above written.

MGT CAPITAL INVESTMENTS, INC.

By:
Name:
Title:

EXHIBIT A

FORM OF ELECTION TO PURCHASE

[LETTERHEAD OF THE WARRANTHOLDER]

MGT Capital Investments, Inc.
_________________________
_________________________
_________________________

Ladies and Gentlemen:

The undersigned hereby irrevocably elects to exercise the right of purchase set forth in the Warrant Agreement (the "Warrant"), to purchase thereunder ________ Shares of MGT Capital Investments, Inc. (the "Shares") provided for therein and hereby tenders $________ in payment of the actual exercise price thereof, and requests that the Shares be issued in the name of

______________________________________________________

______________________________________________________
(Please Print Name, Address and SSN or EIN of Warrantholder above)

Dated: _________________________,

Name of Warrantholder: ____________________________________
                                       (Please Print)

Address:_______________________________________________

Signature:______________________________________________

EXHIBIT B

FORM OF CASHLESS EXERCISE FORM

The undersigned hereby elects, pursuant to the exercise provisions of Section 1(c) of the Warrant, to exchange the Warrant for such number of Shares as set forth on the calculation attached hereto.

Please issue a certificate or certificates for such Shares in the name of:

Name:
Address:

SSN or EIN:

(Please Print Name, Address and SSN or EIN of Warrantholder above)

Signature:

If the number of Shares issuable upon this exercise shall not be all of the Shares that the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a new Warrant evidencing the right to purchase the Shares not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

(Please print name and address)

Dated:
(Print name of Warrantholder)

By:
Name:
Title:
(Signature must conform in all respects to name of Warrantholder as specified on the face of the Warrant)

EXHIBIT C

FORM OF ASSIGNMENT FORM

[LETTERHEAD OF THE WARRANTHOLDER]

MGT Capital Investments, Inc.
_____________________________
_____________________________
_____________________________

Ladies and Gentlemen:

For value received the undersigned sells, assigns and transfers to the assignee named below the right to purchase _________ Shares evidenced by the attached Warrant, together with all right, title and interest therein.

Dated: __________________________

Name of Holder of Warrant:  ________________________________________________________
(Please Print)

Address:   ______________________________________________________________________

Signature of Holder of Warrant:  _____________________________________________________

Name of Transferee:  ______________________________________________________________
(Please Print)

Address of Transferee:  ____________________________________________________________

Exhibit C

Form of Registration Rights Agreement

This Registration Rights Agreement (this "Agreement") is made and entered into as of is dated as of [Closing Date], between MGT Capital Investments, Inc., a Delaware corporation (the "Company"), and Laddcap Value Partners III, LLC, a Delaware limited partnership (or an affiliate thereof) (the "Purchaser").

This Agreement is made in connection with the Securities Purchase Agreement, dated as of November 16, 2010, by and between the Company and the Purchaser (the "Purchase Agreement").

The Company and Purchasers hereby agree as follows:

1.           Definitions.  Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement will have the respective meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms have the respective meanings set forth in this Section 1:

"Advice" has the meaning set forth in Section 6(d).

"Commission Comments" means written comments pertaining solely to Rule 415 which are received by the Company from the Commission to a filed Registration Statement, a copy of which shall have been provided by the Company to the Holders, which either (i) requires the Company to limit the number of Registrable Securities which may be included therein to a number which is less than the number sought to be included thereon as filed with the Commission or (ii) requires the Company to either exclude Registrable Securities held by specified Holders or deem such Holders to be underwriters with respect to Registrable Securities they seek to include in such Registration Statement.

"Cut Back Shares" has the meaning set forth in Section 2(e).

"Demand Date" means the date on which the Purchaser provides notice to the Company of its request that the Company file the Registration Statement.

"Effective Date" means, as to a Registration Statement, the date on which such Registration Statement is first declared effective by the Commission.

"Effectiveness Date" means the earlier of: (i) the 120th day following the Demand Date; and (ii) the fifth Trading Day following the date on which the Company is notified by the Commission that the Registration Statement will not be reviewed or is no longer subject to further review and comments.

"Effectiveness Period" means the period commencing on the Effective Date of the Registration Statement and ending on the earliest to occur of (a) the second anniversary of such Effective Date, (b) such time as all of the Registrable Securities covered by such Registration Statement have been publicly sold by the Holders of the Registrable Securities included therein, or (c) such time as all of the Registrable Securities covered by such Registration Statement may be sold by the Holders without volume restrictions pursuant to Rule 144, in each case as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent and the affected Holders.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Filing Date" means the date that is sixty (60) days from the Demand Date.

"Holder" or "Holders" means the holder or holders, as the case may be, from time to time of Registrable Securities.

"Indemnified Party" has the meaning set forth in Section 5(c).

"Indemnifying Party" has the meaning set forth in Section 5(c).

"Losses" has the meaning set forth in Section 5(a).

"New York Courts" means the state and federal courts sitting in the City of New York, Borough of Manhattan.

"Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

"Prospectus" means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

"Registrable Securities" means the Shares and any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event, or any price adjustment as a result of such stock splits, reverse stock splits or similar events with respect to the Shares.

"Registration Statement" means the registration statement required to be filed in accordance with Section 2 and any additional registration statements required to be filed under this Agreement, including in each case the Prospectus, amendments and supplements to such registration statements or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference therein.

"Restriction Termination Date" has the meaning set forth in Section 2(b).

"Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"Rule 415" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"Rule 424" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"SEC Restrictions" has the meaning set forth in Section 2(b).

"Securities Act" means the Securities Act of 1933, as amended.

"Shares" means the shares of Common Stock, par value $0.001 per share, issued or issuable to the Purchasers pursuant to the Purchase Agreement and the Warrant.

2.           Registration.

(a)           On or after the earlier of (i) the later of (A) the date on which the Company files its Annual Report on Form 10-K with respect to its 2010 fiscal year, (B) the date on which the registration statement for the Medicsight PLC shares of common stock owned by the Company is declared effective by the SEC, and (C) the date on which all of the assets of MGT (UK) have been disposed of, and (ii) June 30, 2011, the Purchaser shall have the right to request that the Company file the Registration Statement and, upon receipt such request, the Company shall prepare and file the Registration Statement on the terms and conditions set forth in this Agreement.  On or prior to the Filing Date, the Company shall prepare and file with the Commission a Registration Statement on Form S-3 covering the resale of the Shares if the Company is then eligible to utilize such Form (or on such other form appropriate for such purpose) and shall cause such Registration Statement to be filed by the Filing Date for such Registration Statement and use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as soon as possible thereafter, but in any event prior to the Effectiveness Date therefor.  Such Registration Statement shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement, other than as to the characterization of any Holder as an underwriter, which shall not occur without such Holder's consent) the "Plan of Distribution" attached hereto as Annex A.  The Company shall use its commercially reasonable efforts to keep such Registration Statement continuously effective under the Securities Act during the entire Effectiveness Period which is applicable to it.  By 5:00 p.m. (New York City time) on the Business Day immediately following the Effective Date of such Registration Statement, the Company shall file with the Commission in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sales pursuant to such Registration Statement (whether or not such filing is technically required under such Rule).  The Company hereby represents and warrants to the Purchasers that as of the date hereof the Company is eligible to use Form S-3 for the registration of the Registrable Securities.

(b)           If for any reason other than due solely to SEC Restrictions, a Registration Statement is effective but not all outstanding Registrable Securities are registered for resale pursuant thereto, then the Company shall prepare and file by the applicable Filing Date an additional Registration Statement to register the resale of all such unregistered Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. Notwithstanding anything to the contrary contained in this Section 2, if the Company receives Commission Comments, and following discussions with and responses to the Commission in which the Company uses its commercially reasonable efforts and time to cause as many Registrable Securities for as many Holders as possible to be included in the Registration Statement filed pursuant to Sections 2(a), without characterizing any Holder as an underwriter (and in such regard uses its commercially reasonable efforts to cause the Commission to permit the affected Holders or their respective counsel to participate in Commission conversations on such issue together with Company Counsel, and timely conveys relevant information concerning such issue with the affected Holders or their respective counsel), the Company is unable to cause the inclusion of all Registrable Securities, then the Company may, following not less than three (3) Trading Days prior written notice to the Holders (i) remove from the Registration Statement such Registrable Securities (the "Cut Back Shares") and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities, in each case as the Commission may require in order for the Commission to allow such Registration Statement to become effective; provided, that in no event may the Company name any Holder as an underwriter without such Holder's prior written consent (collectively, the "SEC Restrictions"). Unless the SEC Restrictions otherwise require, any cut-back imposed pursuant to this Section 2(b) shall be allocated among the Registrable Securities of the Holders on a pro rata basis. No liquidated damages under Section 2(c) shall accrue on or as to any Cut Back Shares, and the required Effectiveness Date for such Registration Statement will be tolled, until such time as the Company is able to effect the registration of the Cut Back Shares in accordance with any SEC Restrictions (such date, the "Restriction Termination Date"). From and after the Restriction Termination Date, all provisions of this Section 2 (including, without limitation, the liquidated damages provisions, subject to tolling as provided above) shall again be applicable to the Cut Back Shares (which, for avoidance of doubt, retain their character as "Registrable Securities") so that the Company will be required to file with and cause to be declared effective by the Commission such additional Registration Statements in the time frames set forth herein as necessary to ultimately cause to be covered by effective Registration Statements all Registrable Securities (if such Registrable Securities cannot at such time be resold by the Holders thereof without volume limitations pursuant to Rule 144).

(c)           If: (i) a Registration Statement is not filed on or prior to its Filing Date covering the Registrable Securities required under this Agreement to be included therein (if the Company files a Registration Statement without affording the Holders the opportunity to review and comment on the same as required by Section 3(a) hereof, the Company shall not be deemed to have satisfied this clause (i)), (ii) a Registration Statement is not declared effective by the Commission on or prior to its required Effectiveness Date or if by the Business Day immediately following the Effective Date, the Company shall not have filed a "final" prospectus for the Registration Statement with the Commission under Rule 424(b) in accordance with the terms hereof (whether or not such a prospectus is technically required by such Rule), or (iii) after its Effective Date, without regard for the reason thereunder or efforts therefor, such Registration Statement ceases for any reason to be effective and available to the Holders as to all Registrable Securities to which it is required to cover at any time prior to the expiration of its Effectiveness Period for more than an aggregate of 20 Trading Days (which need not be consecutive) (any such failure or breach being referred to as an "Event," and for purposes of clauses (i) or (ii) the date on which such Event occurs, or for purposes of clause (iii) the date which such 20 Trading Day-period is exceeded, being referred to as "Event Date"), then the Holders are entitled to exercise such rights they may have hereunder or under applicable law.

(d)           Each Holder agrees to furnish to the Company a completed Questionnaire in the form attached to this Agreement as Annex B (a "Selling Holder Questionnaire"). The Company shall not be required to include the Registrable Securities of a Holder in a Registration Statement and shall not be required to pay any liquidated or other damages under Section 2(c) to any Holder who fails to furnish to the Company a fully completed Selling Holder Questionnaire at least two Trading Days prior to the Filing Date (subject to the requirements set forth in Section 3(a)).  In addition to the foregoing, each Holder shall provide such other information to the Company as the Company may from time-to-time reasonably request.

3.           Registration Procedures.

In connection with the Company's registration obligations hereunder, the Company shall:

(a)           Not less than four Trading Days prior to the filing of a Registration Statement or any related Prospectus or any amendment or supplement thereto, the Company shall furnish to each Holder copies of the "Selling Stockholders" section of such document, the "Plan of Distribution" and any risk factor contained in such document that addresses specifically this transaction or the Selling Stockholders, as proposed to be filed, which documents will be subject to the review of such Holder. The Company shall not file a Registration Statement, any Prospectus or any amendments or supplements thereto in which the "Selling Stockholder" section thereof differs from the disclosure received from a Holder in its Selling Holder Questionnaire (as amended or supplemented). The Company shall not file a Registration Statement, any Prospectus or any amendments or supplements thereto in which it (i) characterizes any Holder as an underwriter, (ii) excludes a particular Holder due to such Holder refusing to be named as an underwriter, or (iii) reduces the number of Registrable Securities being registered on behalf of a Holder except pursuant to, in the case of subsection (iii), the Commission Comments, without, in each case, such Holder's express written authorization.

(b)           (i)           Prepare and file with the Commission such amendments, including post-effective amendments, to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the applicable Registrable Securities for its Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to each Registration Statement or any amendment thereto and, as promptly as reasonably possible provide the Holders true and complete copies of all correspondence from and to the Commission relating to such Registration Statement that would not result in the disclosure to the Holders of material and non-public information concerning the Company; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the Registration Statement(s) and the disposition of all Registrable Securities covered by each Registration Statement.

(c)           Notify the Holders as promptly as reasonably possible (and, in the case of (i)(A) below, not less than three Trading Days prior to such filing and, in the case of (v) below, not less than three Trading Days prior to the financial statements in any Registration Statement becoming ineligible for inclusion therein) and (if requested by any such Person) confirm such notice in writing no later than one Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of such Registration Statement and whenever the Commission comments in writing on such Registration Statement (the Company shall provide true and complete copies thereof and all written responses thereto to each of the Holders that pertain to the Holders as a Selling Stockholder or to the Plan of Distribution, but not information which the Company believes would constitute material and non-public information); and (C) with respect to each Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)           Use its commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

(e)           Furnish to each Holder, without charge, at least one copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such Person (including those previously furnished) promptly after the filing of such documents with the Commission.

(f)           Promptly deliver to each Holder, without charge, as many copies of each Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(g)           Prior to any public offering of Registrable Securities, register or qualify such Registrable Securities for offer and sale under the securities or Blue Sky laws of all jurisdictions within the United States as any Holder may request, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement(s).

(h)           Cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement(s), which certificates shall be free, to the extent permitted by the Purchase Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request.

(i)           Upon the occurrence of any event contemplated by Section 3(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the affected Registration Statements or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement nor any Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.           Registration Expenses.

All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with any Trading Market on which the Common Stock is then listed for trading, and (B) in compliance with applicable state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the holders of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder.

5.           Indemnification.

(a)           Indemnification by the Company.  The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents, investment advisors, partners, members and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that the Holder has approved Annex A hereto for this purpose) or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended or supplemented Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus the misstatement or omission giving rise to such Loss would have been corrected. The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement.

(b)           Indemnification by Holders.  Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising solely out of or based solely upon: (x) such Holder's failure to comply with the prospectus delivery requirements of the Securities Act or (y) any untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent, but only to the extent that, (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement (it being understood that the Holder has approved Annex A hereto for this purpose), such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended or supplemented Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus the misstatement or omission giving rise to such Loss would have been corrected. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c)           Conduct of Indemnification Proceedings.  If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

(d)           Contribution.  If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

6.           Miscellaneous.

(a)           Remedies.  In the event of a breach by the Company or by a Holder, of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

(b)           No Piggyback on Registrations.  Neither the Company nor any of its security holders (other than the Holders in such capacity pursuant hereto) may include securities of the Company in a Registration Statement other than the Registrable Securities, and the Company shall not during the Effectiveness Period enter into any agreement providing any such right to any of its security holders.

(c)           Compliance.  Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

(d)           Discontinued Disposition.  Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

(e)           Piggy-Back Registrations.  If at any time during the Effectiveness Period there is not an effective Registration Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Company shall send to each Holder written notice of such determination and, if within fifteen calendar days after receipt of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such holder requests to be registered, subject to customary underwriter cutbacks applicable to all holders of registration rights.

(f)           Amendments and Waivers.  The provisions of this Agreement, including the provisions of this Section 6(f), may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holders holding at least 67% in interest of the then outstanding Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of certain Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities to which such waiver or consent relates; provided, further that no amendment or waiver to any provision of this Agreement relating to naming any Holder or requiring the naming of any Holder as an underwriter may be effected in any manner without such Holder's prior written consent.

Section 2(a) may not be amended or waived except by written consent of each Holder affected by such amendment or waiver.

(g)           Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the second (2nd) trading day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or upon actual receipt by the party to whom such notice is required to be given.

(h)           Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign its rights or obligations hereunder without the prior written consent of each Holder. Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement.

(i)           Execution and Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

(j)           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective Affiliates, employees or agents) will be commenced in the New York Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any New York Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of this Agreement, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

(k)           Cumulative Remedies.  The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

(l)           Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(m)           Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(n)           Independent Nature of Investors' Obligations and Rights.  The obligations of each Investor under this Agreement are several and not joint with the obligations of each other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under this Agreement. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any other Transaction Document. Each Investor acknowledges that no other Investor will be acting as agent of such Investor in enforcing its rights under this Agreement. Each Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any Proceeding for such purpose. The Company acknowledges that each of the Investors has been provided with the same Registration Rights Agreement for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor.

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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

MGT CAPITAL INVESTMENTS, INC.

By:
Name:
Title:

LADDCAP VALUE PARTNERS III, LLC

By:
Name:
Title: